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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50128

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: State Farm VP Management Corp.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One State Farm Plaza D-2
(No. and Street)

Bloomington (City) IL (State) 61710-0001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott Hintz (309) 735-1521
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Dr (Address) Chicago (City) IL (State) 60606-2807

SEC Mail Processing
MAR 01 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Scott Hintz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of State Farm VP Management Corp., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
BETTY J. TORNQUIST
NOTARY PUBLIC - STATE OF ILLINOIS
My Commission Expires Oct. 25, 2020

Signature

Vice President Financial & Secretary

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State Farm VP Management Corp.

(A wholly-owned subsidiary of State Farm Investment Management Corp.)

Financial Statements and Supplemental Information
December 31, 2018

State Farm®

State Farm VP Management Corp.
Index
December 31, 2018

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of State Farm VP Management Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of State Farm VP Management Corp. (the "Company") as of December 31, 2018, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computations of Net Capital under Rule 15c3-1 of the Securities Exchange Commission and Exemption Statement from the Reserve Requirement under 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Computations of Net Capital under Rule 15c3-1 of the Securities Exchange Commission and the Exemption Statement from Reserve Requirement under 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

pwc

PricewaterhouseCoopers LLP

Chicago, Illinois
February 27, 2019

We have served as the Company's auditor since 1999.

State Farm VP Management Corp.
Statement of Financial Condition
December 31, 2018

		December 31, 2018
Assets		
Cash and cash equivalents	$	39,952,895
Deposit with clearing broker		100,000
Receivable from clearing broker		676,301
Receivable for 12b-1 fees		1,926,628
Receivables from other affiliates		85,528
Receivables for distribution fees		892,437
Receivable for other income		215,188
Receivable for income tax from affiliates		16,929,293
Intangible assets		655,055
Deferred tax assets, net		3,689,014
Other assets		113,555
Total assets	$	65,235,894
Liabilities and Stockholder's Equity		
Liabilities		
Payable to affiliates	$	20,158,855
Payable for commissions		2,050,697
Payable to clearing broker		284,739
Other payables		310,100
Total liabilities	$	22,804,391
Stockholder's equity		
Common stock, $1 par value; 20,000 shares authorized, 10,000 shares issued and outstanding	$	10,000
Additional paid-in capital		307,190,000
Accumulated deficit		(264,768,497)
Total stockholder's equity	$	42,431,503

The accompanying notes are an integral part of these financial statements.

State Farm VP Management Corp.
Statement of Operations
Year Ended December 31, 2018

		Year Ended December 31, 2018
Revenue		
Distribution Fees		
Mutual Funds	$	1,139,917
Variable Products		196,163
529 Plans		962,137
12b-1 fees		2,688,906
Dividend and interest income		612,919
Other income		350,198
Total revenue	$	5,950,240
Expenses		
Commissions		
Mutual Funds	$	2,040,047
Variable Products		196,163
529 Plans		517,093
Salaries and benefits		9,115,895
General and administrative and other		2,952,227
Systems support and maintenance		2,191,415
Regulatory fees		2,089,528
Other allocated shared company expenses		2,011,800
Clearing broker fees		505,374
Office equipment and rent		630,426
Advertising and marketing		610,273
Agency incentives and bonuses - Mutual Funds		392,058
Total expenses	$	23,252,299
Loss before income taxes		(17,302,059)
Income tax benefit		3,752,049
Net loss	$	(13,550,010)

The accompanying notes are an integral part of these financial statements.

State Farm VP Management Corp.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2018

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at December 31, 2017	$ 10,000	$ 287,190,000	$ (251,218,487)	$ 35,981,513
Contribution of capital from parent	-	20,000,000	-	20,000,000
Net loss	-	-	(13,550,010)	(13,550,010)
Balance at December 31, 2018	$ 10,000	$ 307,190,000	$ (264,768,497)	$ 42,431,503

The accompanying notes are an integral part of these financial statements.

State Farm VP Management Corp.
Statement of Cash Flows
Year Ended December 31, 2018

	Year Ended December 31, 2018
Cash flows from operating activities	
Net loss	$ (13,550,010)
Adjustments to reconcile net loss to net cash provided by operating activities - Deferred tax asset	109,928
Net (increase)/decrease in assets:	
Receivable for 12b-1 fees	(1,926,628)
Receivable for distribution fees	(892,437)
Deposit with clearing broker	(100,000)
Receivable from other affiliates	(84,548)
Receivable for other income	(158,570)
Receivable from income tax	(300,419)
Receivable from clearing broker	(676,301)
Other assets	(78,891)
Net increase/(decrease) in liabilities:	
Payable to affiliates and other payables	(748,152)
Net cash provided by (used in) operating activities	$ (18,406,028)
Cash flows from investing activities	
Intangible assets	(655,055)
Net cash used in investing activities	$ (655,055)
Cash flows from financing activities	
Contribution from parent	20,000,000
Net cash provided by financing activities	$ 20,000,000
Net (Decrease)/Increase in cash and cash equivalents	938,917
Cash and cash equivalents	
Beginning of year	39,013,978
End of year	$ 39,952,895

The accompanying notes are an integral part of these financial statements.

1. General Information

State Farm VP Management Corp. (the "Company") is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company serves as distributor of fund shares for the State Farm Associates' Funds Trust ("Associates' Trust") and prior to the reorganizations described below, served as distributor of fund shares for the State Farm Variable Product Trust ("VP Trust"), and State Farm Mutual Fund Trust ("SFMFT"). The Company has a distribution agreement with the Associates' Trust and prior to the reorganizations, had distribution agreements with the VP Trust and SFMFT. The Company's designated self-regulatory organization is the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of State Farm Investment Management Corp. ("SFIMC"). SFIMC is a wholly-owned subsidiary of State Farm Mutual Automobile Insurance Company ("SFMAIC").

On May 23, 2018, SFIMC recommended, and the Board of Trustees of the VP Trust and SFMFT approved, an Agreement and Plan of Reorganization to reorganize each fund within the SFMFT and six funds in the VP Trust into a corresponding mutual fund advised by BlackRock Fund Advisors ("BFA") or BlackRock Advisors, LLC ("BAL") and a Plan of Substitution to liquidate three funds in the VP Trust. On September 14, 2018, shareholders voted in favor of the Agreement and Plan of Reorganization and Plan of Substitution. After the close of business on October 18, 2018, liquidation was implemented for three of the VP Trust funds pursuant to the Plan of Substitution. On October 29, 2018, the remaining VP Trust funds completed the reorganization with BAL. On November 19, 2018, the SFMFT funds completed the reorganization with BFA and BAL.

The Company has entered into a clearing broker agreement with RBC Correspondent Services (RBC). Under the agreement, RBC agrees to provide services to accounts introduced by the Company including, but not limited to: executing, clearing and settling securities transactions, performing cashiering functions and maintaining books and records. Through this arrangement, the Company sells third party mutual funds, primarily to retail customers.

The Company has a distribution agreement with State Farm Life Insurance Company ("SFL") and State Farm Life and Accident Assurance Company ("SFLAAC"), which are wholly-owned subsidiaries of SFMAIC, to sell variable annuity and variable life products. These entities are considered related parties to the Company. The Company ceased distribution of new variable annuities and variable life products for SFL and SFLAAC in 2008; however, the Company has continued to service these variable annuities and variable life products.

The Company offered The State Farm College Savings Plan (the "Plan"). The Plan was sponsored by the State of Nebraska and administered by the Nebraska State Treasurer. The Plan was established in cooperation with the Company, and an associated partnership with OFI Private Investments ("OFIPI"), a subsidiary of Oppenheimer Funds Inc., and the State of Nebraska, pursuant to which the Company offered classes of shares in a series of accounts within the Nebraska Educational Savings Plan Trust (the "Trust") that were managed and distributed by Oppenheimer Funds Distributor, Inc. ("OFDI" and together with OFIPI "Oppenheimer"). The Trust offered other accounts that were not affiliated with the Plan. In August 2018, the relationship with Oppenheimer was terminated.

The Company now offers the State Farm 529 Savings Plan (the "State Farm Plan"). The State Farm Plan is one of four college savings plans issued by the Trust and administered by the Nebraska State Treasurer. First National Bank of Omaha (FNBO) serves as the program manager for the Trust and First National Capital Markets, Inc. (FNCM) serves as the primary distributor of the Trust. The

Nebraska Investment Council is responsible for the investment of money in the Trust and the selection of investment options in the State Farm Plan.

2. Significant Accounting Policies

The financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (U.S. GAAP). Significant accounting policies include:

a. Cash and cash equivalents, which represent highly liquid investments with original maturities of ninety days or less, are invested in a money market fund and are considered to approximate their fair value due to their short-term nature and generally negligible credit losses.

b. Deposit with clearing broker represents an amount required to be placed in a deposit account by a contractual clearing agreement with RBC to ensure continued services.

c. Certain costs incurred in connection with internal use of software projects are capitalized and amortized over the expected useful life of the assets, generally a five year period. The capitalized cost and amortized amounts are as follows:

Intangible Assets - Software Development Costs

	As of December 31, 2018	
	Gross Carrying	Accumulated Amortization
Amortized intangible assets		
Software development costs	$ 655,055	$ -
Total	$ 655,055	$ -

d. Fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. A three-tier hierarchy is used to classify fair value measurements for disclosure purposes. The three-tier hierarchy of inputs is summarized in three broad levels as follows:

- Level 1 - Unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities.

- Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, quoted prices for similar instruments in active markets, interest rates, yield curves and credit spreads. For assets or liabilities with a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability.

- Level 3 - Unobservable inputs for the asset or liability to the extent that relevant observable inputs are not available. These inputs, based on the best information available in the circumstances, would include reasonably available information about the assumptions that a market participant would use in valuing the asset or liability and might include the Company's own data.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of

2. Significant Accounting Policies – continued

judgment exercised in determining fair value is greatest for instruments categorized in Level 3. The company has no Level 3 investments in 2018.

The inputs used to measure the fair value of an asset or liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

Assets measured at fair value on a recurring basis are summarized below:

	Level 1	Level 2	Level 3	Total 12/31/2018
Money Market Funds	$37,952,895	-	-	$37,952,895

Level 1 Measurements:

Level 1 assets include actively-traded short-term money market mutual funds valued at quoted net asset value.

The Company recognizes transfers between levels at the end of the reporting period. There were no transfers between levels for 2018.

e. Dividend income earned on the money market fund is recorded as income on the ex-dividend date on a daily basis.

f. In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"), a comprehensive new revenue recognition standard. The objective of ASU 2014-09 is for a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB deferred the effective date of ASU 2014-09 to the first quarter of 2018. An entity can elect to adopt ASU 2014-09 using one of two methods, either full retrospective adoption to each prior reporting period, or modified retrospective adoption by recognizing the cumulative effect of adoption at the date of initial application. Effective January 1, 2018, the Company adopted ASU 2014-09 using the modified retrospective method. As a result of adoption, there was no cumulative impact to the Company's financial position as of December 31, 2018.

The Company classifies its revenue into the following categories:

Distribution fees. The Company enters into arrangements with fund companies, internal fund trusts and other SFMAIC subsidiaries to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time or as a combination thereof. The Company believes that one of its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. The Company also believes that it completes servicing performance obligations relating to the funds which is fulfilled over time. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent that it is probable that a significant

2. Significant Accounting Policies - continued

revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and investor activities are known, which are usually monthly, or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

During the year 2018, the Company entered into distribution and selling agreements with BlackRock Investments, LLC (BRIL) and American Funds (AF) and a distribution and selling contract for 529 products with FNBO, the Trust, FNCM, Nebraska State Treasurer and Nebraska Investment Council for solicitation, sales and marketing services. Sales of 529 products began in August 2018, and sales of BRIL and AF funds began in September 2018.

The Company recognizes income for 12b-1 fees under these distribution and selling contracts at an annual percentage rate of the average daily net assets. The rates may differ by fund and share class.

Distribution fees are recognized when earned and related expenses are recorded when incurred on variable annuities and variable life insurance sales. Commissions paid to registered representatives on these products are based on the respective commission schedules. Under the sales and servicing agreement with SFL and SFLAAC, the Company pays the commission income on the variable annuities and variable life insurance products to the registered representative in the form of commissions and incentives/bonuses expense, generating a zero net income effect in the Company's Statements of Operations. SFVPMC ceased distribution of new variable annuities and variable life products for SFL and SFLAAC in 2008; however, SFVPMC continues to service these variable annuities and variable life products.

Effective April 1, 2017, the Company ceased distributing and servicing mutual fund, variable annuity, variable life and 529 products under its agreements with the Associates' Trust, SFMFT, SFL, SFLAAC and the Plan.

Other income. The Company enters into agreements where the Company agrees to perform distribution and marketing activities. For performance obligations and compensation information, refer to *Distribution fees.*

Under the agreement between the Company and OFDI, OFDI will pay the Company an annual fee of 15 basis points on the total average daily net assets of the Plan attributable to the Company. Effective July 1, 2017, an amended revenue sharing agreement with OFDI revised the annual fee to 5 basis points on the total average daily net assets of the Plan attributable to the Company. Effective July 31, 2018, the agreement was terminated.

The Company recognizes income under the contract with BAL at an annual fee rate of 7 basis points of the average daily net assets of the applicable share class position in eligible funds.

Dividend and interest income. Dividend income is earned on a money market fund which is recorded as income on the ex-dividend date on a daily basis. As dividend income is not earned from a contract with a customer, it is not within the scope of ASC 606.

2. Significant Accounting Policies - continued

As of December 31, 2017, $56,618 were receivables related to revenue from contracts with customers.

The following table shows the Company's disaggregated revenue information:

		Year Ended December 31, 2018
Revenue		
Distribution fees		
Mutual Funds	$	3,828,823
Variable Products		196,163
529 Plans		962,137
Total distribution fees		4,987,123
Other income		350,198
Dividend and interest income		612,919
Total revenue	$	5,950,240

g. The Company records federal tax accounts in accordance with the tax agreement with SFMAIC. The method of allocation for the federal current tax accounts, including deferred tax assets related to tax credit or loss carryovers ("tax attributes"), is based upon the Company's contribution to the consolidated tax liability, with current credit for losses. The method of allocation for the deferred tax accounts, excluding tax attributes but including any required valuation allowance, is based on the Company's contribution to the consolidated temporary difference for each item giving rise to a deferred tax asset or liability.

Federal Income Tax
The Company files a consolidated federal income tax return with the following companies:
State Farm Mutual Automobile Insurance Company
State Farm Fire and Casualty Company
State Farm General Insurance Company
State Farm Life Insurance Company
State Farm Life and Accident Assurance Company
State Farm Health Insurance Company
State Farm Lloyds
State Farm Indemnity Company
State Farm Guaranty Insurance Company
State Farm Florida Insurance Company
State Farm International Services, Inc.
State Farm Lloyds, Inc.
State Farm Investment Management Corp.
State Farm Bank, FSB
State Farm International Holding Company
Plaza One Realty Company
Insurance Placement Services, Inc.

2. Significant Accounting Policies - continued

State Farm Realty Investment Company
Oglesby Reinsurance Company
Dover Bay Specialty Insurance Company
HiRoad Assurance Company

The consolidated federal income tax liability is apportioned to each company in accordance with an agreement authorized by each Company's Board of Directors or Underwriters. The allocation is based upon separate return calculations after consolidating adjustments for regular and, for 2017 only, alternative minimum tax (AMT) with current credit for net losses and tax credits used by the consolidated group. Intercompany federal income tax balances are settled as follows: 1) intercompany federal income tax receivables and payables which relate to the current tax year will be settled within ninety (90) days; 2) any refunds of federal income tax will be settled within thirty (30) days of receipt of the refund; and 3) any payments of federal income tax due will be settled within thirty (30) days of payment of the tax due.

The Company allocates state income tax expense under the hypothetical separate company basis in consolidated or combined filings in accordance with the tax agreement with SFMAIC and affiliates. The agreement ensures each company in the group incurs tax expense based on its individual performance without regard to the performance of other affiliates in the filing.

The method of allocation for the state tax account balances, including the assessment of the realizability of state deferred tax assets, is determined on a separate company basis. The Company weighs both the positive and negative evidence in determining whether it is more likely than not that the state net deferred tax asset will be realized.

h. The Company records federal tax accounts in accordance with the tax agreement with SFMAIC. Significant uncertain tax positions are considered under a two-step approach which includes a recognition component based upon the merits of the technical position and a measurement component related to the recognized tax benefit. The difference between the benefit recognized and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit (UTB).

The Company recognizes income tax-related interest and penalties, if applicable, within the income tax provision. The Company has not recorded a UTB as of December 31, 2018. Management is not aware of any tax positions for which it is reasonably possible that the total amounts of UTB will significantly change in the next twelve months.

The Company files a federal consolidated income tax return with SFMAIC and its affiliates. An administrative appeal for tax years 2000 through 2012 is currently pending. The anticipated resolution of the issues is not expected to have a material adverse effect on the equity of the Company.

The Company and its affiliates file various state income tax returns and those state returns remain subject to examination from 2000 to present in conjunction with the results of federal examinations, litigation, and appeals for those years. The anticipated resolution of the issues is not expected to have a material adverse effect on the equity of the company.

i. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the

2. Significant Accounting Policies - continued

date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

j. SFMAIC and its affiliates currently provide post-career benefits in the form of health care and life insurance. Eligible former employees, eligible former agents and their eligible dependents currently may participate in these plans. The Company is allocated a portion of the total post-career benefits provided by SFMAIC and its affiliates. The Company has no direct legal obligation for the benefits under the plan.

The Company's share of the net post-career benefit cost for the year ended December 31, 2018 was $570,789. This expense includes paid benefits, the expected cost of the potential health care and life insurance benefits for newly eligible post-career associates, interest cost and amortization of the transition obligation. This is recognized as part of Salaries and Benefits expense in the Statements of Operations.

At December 31, 2018, the Company's share of the unfunded post-career benefit obligation attributable to the potential health care and life insurance benefits for post-career associates was $14,561,510. This is recognized as part of the Payable to affiliates in the Statements of Financial Condition.

3. Income Taxes

Components of the income tax benefit are as follows:

	2018
Current income tax benefit (expense)	
Federal	$ 3,866,607
State	(4,630)
	3,861,977
Deferred income tax benefit (expense)	
Federal	(109,928)
State	-
	(109,928)
Net income tax benefit	$ 3,752,049

Deferred income taxes result from differences between the amount of assets and liabilities as measured for income tax return and for financial reporting purposes. The significant components of the deferred tax assets and liabilities at December 31, are as follows:

3. **Income Taxes – continued**

	2018
Deferred tax assets	
Operating losses carried forward for state income taxes, net of federal benefit	$ 9,892,925
AMT Credits	-
Post retirement beneft	3,195,960
Agency deferred compensation	7,354
Accrued vacation expense	200,703
Supplemental retirement benefit	520,957
Accrued self-insurance expense	51,124
Accrued legal expenses	19,095
Accrued worker's compensation	4,094
National convention	31
Gross deferred tax assets	13,892,243
Deferred tax liabilities	
Capitalized software costs	143,772
Gross deferred tax liabilities	143,772
Valuation allowance	(10,059,457)
Net deferred tax asset	$ 3,689,014
Change in Valuation Allowance	
Balance at January 1, net of federal benefit	$ 9,499,665
(Decrease)/Increase in valuation allowance for operating losses carried forward for state income taxes	559,792
Balance at December 31, net of federal benefit	$ 10,059,457

A reconciliation of the provision for income taxes computed at the statutory rates compared to the provision for actual income taxes is as follows:

	2018	
	Amount	%
Federal income tax benefit at statutory rate	$ 3,633,432	21.00%
(Decrease)/Increase resulting from:		
State income tax, net of federal benefit	(3,658)	(0.02%)
Tax reform rate change effect	(29,406)	(0.17%)
AMT Tax Credit Sequestration	153,115	0.88%
Other	(1,434)	(0.01%)
Net income tax benefit	$ 3,752,049	21.68%

The Company had $16,929,293 of alternative minimum tax credits available after filing the 2017 tax return including net operating loss carryback. $16,628,874 and $300,419 was recognized as a recoverable in 2017 and 2018 respectively. The Company will realize all alternative minimum tax recoverable in the 2018 tax year.

The Company files state income tax returns in 48 states and the District of Columbia ("D.C."). In 27 of those states and D.C., the Company is required to join affiliated companies in a combined/consolidated filing. In these combined/consolidated returns, the Company records the

3. Income Taxes – continued

hypothetical separate company expense in the current year. The Company files separate company tax returns in the remaining 21 states.

During 2018, the Company was not profitable on a separate company basis and determined that it is more likely than not that the Company would not realize its entire state deferred tax asset. Therefore, as of December 31, 2018, the Company maintained a valuation allowance for the fullamount of the state deferred tax asset (net of federal income taxes) of $10,059,457. The Company is projecting that it will not generate sufficient taxable income within the statutory carryforward period to benefit from the loss carryforwards in certain states.

4. Transactions with Affiliates

	Expense incurred in 2018	Payable as of 12/31/2018
Affiliate Transactions:		
SFMAIC	$ 16,637,689	$ 20,073,327
SFIC	39,904	-
SFL	196,163	85,528
Total for all affiliates	$ 16,873,756	$ 20,158,855

At December 31, 2018, the Company had amounts due to/from SFMAIC and affiliates for commissions, agents' incentives, income taxes and general expenses resulting from the sales of variable annuities and variable life products and SFMFT products. The cost of Financial Service Advisors ("FSA"), Sales Administrative Specialist/Securities Principal ("SASSP"), and Internal Sales Support ("ISS") are also included in these expenses. The FSAs provide training to agents on the sale of financial products and the SASSPs perform reviews of agents' work products and procedures to ensure regulatory compliance. ISS assists agents with questions related to the sale of the SFMFT.

Many expenses appearing within the accompanying Statements of Operations are allocated from SFMAIC or other affiliates. The Company, SFMAIC, SFL and State Farm Indemnity Company ("SFIC") are parties to servicing agreements whereby SFMAIC, SFL and SFIC provide certain services and office space to the Company. The Company and these affiliates share certain administrative, occupancy, advertising and marketing expenses. The allocation of these expenses is determined through time survey, percent of company revenue as a portion of the total revenue of the affiliates, full-time employee count or various other drivers. The payable to Parent (SFMAIC) included in the accompanying Statements of Financial Condition represents expense allocations net of reimbursement to the Company for the use of its Net Operating Loss ("NOL"). Given relationships with affiliates, the expenses allocated to the Company may not be reflective of the expenses that would have been incurred by the Company on a stand-alone basis. Amounts due to/from SFMAIC and affiliates settle monthly, however, the payable to SFMAIC for the agents' incentives and bonuses is settled once per year. The Company's share of the unfunded post-career benefit obligation remains outstanding until benefits owed are paid.

In addition, the Company's income taxes are settled with SFMAIC as disclosed in Footnote 2h.

5. Indemnifications and Warranties

In the ordinary course of its business, the Company has entered into contracts or agreements with its partner SFL that contain indemnifications or warranties for variable annuities and variable life products that the Company sells and services through independent contractors. Future events could occur that lead to the execution of these provisions against the Company. The maximum exposure to the Company under these provisions is unknown as this would involve future claims that have not yet occurred. Pursuant to the terms of the agreements between the Company and its partners, the Company has the right to pursue collection or performance from its partners who do not perform under their contractual obligations However, the Company has not had any prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

6. Securities and Exchange Commission Rule 15c3-3

The Company claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 as provided by paragraphs k(1), k(2)(i) and (k)(2)(ii). Accordingly, the Company is not required to submit a computation for the determination of reserve requirements or information relating to possession or control requirements.

7. Risk Disclosures

The Company's activities expose it to a variety of financial risks including, but not limited to, market risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on its financial performance. The Company is exposed to market risk since a significant portion of its revenue is generated in the form of 12b-1 fees by providing distribution services as a broker and dealer. This revenue is generally calculated as percentages of financial assets under management which are subject to significant market fluctuation. Any decrease in the level of financial assets under management could negatively impact revenue and total comprehensive income. Changes in bond, equity, derivative, or commodity prices, or in interest or foreign exchange rates could have a negative impact on the assets under management and consequently revenue and total comprehensive income.

The Company is also exposed to capital management risk, as it is potentially dependent on capital infusion from SFIMC to maintain operations for itself. Such an infusion may be necessary if cash balances are insufficient, which is possible if revenue does not grow as expected and/or expenses are not appropriately managed. Revenue generation is dependent upon financial markets (market risk) as well as new sales, and expenses may be impacted by shareholder activity/retention.

The Company is exposed to regulatory dynamics in numerous ways, including: expanding regulatory oversight and increasing regulations on the financial services industry; the introduction of new enforcement regulators; increased financial risk-based examinations; and the costs incurred in responding to regulatory inquiries, exams, etc. and staying abreast of regulatory changes and potential impacts.

8. Regulatory Net Capital Requirement

Pursuant to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1(a)(2)(iv)"), the Company is required to maintain minimum net capital and an allowable ratio of aggregate indebtedness to net capital as defined under this rule. The Company operates under the basic method, which requires minimum net capital, as defined, equal to the greater of $50,000 or 6-

8. Regulatory Net Capital Requirement-- continued

2/3% of aggregate indebtedness. At December 31, 2018, the Company had net capital of $19,797,879 which was $18,277,586 in excess of its required minimum net capital. The ratio of aggregate indebtedness to net capital is 1.15 to 1, which is in excess of the minimum requirement.

9. Contingencies

In the normal course of business, the Company is involved, from time to time, in legal proceedings that are incidental to its operations. The Company accrues potential losses for these matters when it is both reasonably possible and estimable. As a result, the Company had no contingent liabilities on the Statements of Financial Condition as of December 31, 2018. The aggregate accrued liability may be adjusted from time to time to reflect any relevant developments. Actual results may vary. While the outcome of these matters are inherently uncertain, the Company believes the established liabilities at December 31, 2018 are adequate. The Company believes that the resolution of these matters will not have a material adverse effect on the Company's financial condition.

10. Subsequent Events

Management has evaluated subsequent events for recognition or disclosure through February 27, 2019, the date these financial statement were available for issuance, and determined there were no subsequent events that required disclosure.

SUPPLEMENTAL INFORMATION

State Farm VP Management Corp.
Computations of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2018

Total stockholder's equity		$ 42,431,503
Deductions and/or charges		
Nonallowable assets		
Receivable for 12b-1 Fees	$ 367,403	
Intangible assets	655,055	
Receivable for other income	215,188	
Receivable for income tax	16,929,293	
Receviable for 529	18,613	
Deferred tax asset	3,689,014	21,874,566
Net capital before haircuts on securities positions		20,556,937
Haircuts on securities		
Money Market		759,058
Net capital		$ 19,797,879
Aggregate indebtedness ("AI")		
Items included in statement of financial condition		$ 22,804,391
Total aggregate indebtedness		$ 22,804,391
Computation of basic net capital requirement		
Minimum net capital requirement (greater of 6 2/3% of AI or $50,000)		$ 1,520,293
Excess net capital		$ 18,277,586
Ratio: Aggregate indebtedness to net capital		1.15 to 1

There were no material differences between the above computation of net capital and the corresponding computation submitted by the Company in Part IIA of their unaudited Form X-17a-5 as of December 31, 2018, as amended on February 27, 2019.

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under provisions of 17 C.F.R. § 240.15c3-3(k)(1),(k)(2)(i) and k(2)(ii).

There were no material differences between the above computation of net capital and the corresponding computation submitted by the Company in Part IIA of their unaudited Form X-17a-5 as of December 31, 2018, as amended on February 27, 2019.

StateFarm®

State Farm
Bloomington, IL

CS43234